FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

As of May 6, 2003

TENARIS, S.A. (Translation of Registrant’s name into English)

TENARIS, S.A. 23 Avenue Monterey 2086 Luxembourg (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F X Form 40-F ___> Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s announcing that it subsidiary Dalmine has published its results for the first quarter of 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2003

Tenaris, S.A.

By: /s/ Cecilia Bilesio Cecilia Bilesio Corporate Secretary

Gerardo Varela Tenaris 1-888 300 5432 www.tenaris.com

Tenaris Subsidiary Dalmine has Published its Results for the First Quarter of 2003

Luxembourg, May 5, 2003. - Tenaris S.A.(NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) informs shareholders that Dalmine S.pA. (MTA Italy: D) (Dalmine), its operating subsidiary in Italy, announced today its results for the first quarter of 2003. Dalmine reported a net loss of EUR1.3 million and operating income of EUR3.4 million on net sales of EUR256.5 million for the quarter. Dalmine’s results are reported in Euros and its financial statements are prepared in accordance with Italian accounting standards. Further information about Dalmine’s results can be found at www.dalmine.it.

The financial statements of Dalmine are consolidated in the financial statements of Tenaris, which prepares its financial statements in accordance with International Accounting Standards and reports its results in U.S. dollars. Tenaris is scheduled to announce its results for the first quarter of 2003 on May 7, 2003.

With manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide, Tenaris is a leading global manufacturer of seamless steel pipes and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries as well as a leading regional supplier of welded steel pipes for gas pipelines in South America.